SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             TRANS-LUX CORPORATION
         _____________________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
         _____________________________________________________________
                       (Name of Filing Person (Offeror))

         8 1/4% Limited Convertible Senior Subordinated Notes due 2012
         _____________________________________________________________
                         (Title of Class of Securities)

                                  893247 AE 6
         _____________________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
         _____________________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400

                           Calculation of filing fee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TRANSACTION VALUATION                               $10,042,830
AMOUNT OF FILING FEE -------------------------------$     1,074.58--------------

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 1,197,000 shares of Common Stock ("Common Stock") of Trans-Lux Corporation ("Trans-Lux") in exchange for $9,000,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes"). The amount is based upon the closing market price of the Common Stock on February 13, 2007 to be issued in exchange for the Notes.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount previously paid: --------------------
       Filing party: ------------------------------
       Form or registration No.: ------------------
       Date filed: --------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Trans-Lux Corporation, a Delaware corporation ("Trans-Lux"), hereby amends Schedule TO previously filed with respect to the offer by Trans-Lux to exchange (the "Exchange Offer") up to 1,197,000 shares of Common Stock of Trans-Lux to be issued in exchange for a maximum of $9,000,000 principal amount of Trans-Lux
8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes") at the exchange rate of 133 shares of Common Stock in exchange for each $1,000 principal amount of Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue 1,041,257 shares of Common Stock in exchange for $7,829,000 principal amount of the Notes which were properly tendered and not withdrawn prior to the expiration of the Exchange Offer.

      This amendment amends Items 1, 4, 6 and 12 of Schedule TO. The text of a press release dated March 16, 2007 by Trans-Lux announcing the completion of the Exchange Offer is filed as Exhibit (a)(5)(C) herewith and is incorporated by reference.


ITEM 12.  EXHIBITS.

      (a)(5)(C) Press Release dated March 16, 2007 filed herewith.



                                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 By: /s/ ANGELA D. TOPPI

                                                 ---------------------------
                                                 Angela D. Toppi
                                                 Executive Vice President
Date:  March 16, 2007                            and Secretary